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Ex12

				  IDACORP, Inc.
		       Consolidated Financial Information
		       Ratio of Earnings to Fixed Charges


					    Twelve Months Ended December 31,
						 (Thousands of Dollars)
					    1997         1998        1999         2000             2001
Earnings, as defined:
  Income before  income taxes           $  133,570    $ 133,806   $ 137,021    $ 210,701       $  189,860
  Adjust for distributed income of
  equity investees                          (3,943)      (4,697)       (837)      (3,116)          (1,620)
  Equity in loss of equity method                0          458         435          186              296
  investments
  Minority interest in losses of
  majority owned subsidiaries                    0         (125)        (37)      (1,468)            (612)
  Fixed charges, as below                   69,634       69,923      72,243       73,261           85,034
     Total earnings, as defined         $  199,261    $ 199,365   $ 208,825    $ 279,564       $  272,958

Fixed charges, as defined:
  Interest charges                      $   60,761    $  60,677   $  62,975    $  63,339       $   75,305
  Preferred stock dividends of
  subsidiaries-
     gross up-IDACORP rate                   7,891        8,445       8,313        8,886            8,142
  Rental interest factor                       982          801         955        1,036            1,587

     Total fixed charges, as defined    $   69,634    $  69,923   $  72,243    $  73,261       $   85,034

Ratio of earnings to fixed charges           2.86x        2.85x       2.89x        3.82x            3.21x

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